Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

National Oilwell Varco’s consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended September 30, 2015	Year Ended December 31,
		2014	2013	2012	2011	2010
Ratio of earnings to fixed charges (1)	9.3	19.2	16.5	28.2	31.1	25.5

(1)	For purposes of computing the ratio of earnings to fixed charges: (a) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of the interest within rental expense, and preference security dividend requirements of consolidated subsidiaries; and (b) earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees, fixed charges as described above, amortization of capitalized interest, distributed income of equity investees and the share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges less interest capitalized, preference security dividend requirements of consolidated subsidiaries and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.